Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest Charges	$83,545	$82,860	$91,318	$93,921	$115,311	$27,252
Interest applicable to rentals	6,492	5,768	5,350	4,539	3,210	668

Total fixed charges, as defined	90,037	88,628	96,668	98,460	118,521	27,920

Preferred dividends, as defined (a)	11,310	11,310	11,310	11,310	8,672	587

Combined fixed charges and preferred dividends, as defined	$101,347	$99,938	$107,978	$109,770	$127,193	$28,507

Earnings as defined:
Net Income	$164,891	$152,365	$161,948	$121,392	$167,212	$14,304
Add:
Provision for income taxes:
Total	132,765	94,806	91,787	83,629	107,773	11,428
Fixed charges as above	90,037	88,628	96,668	98,460	118,521	27,920

Total earnings, as defined	$387,693	$335,799	$350,403	$303,481	$393,506	$53,652

Ratio of earnings to fixed charges, as defined	4.31	3.79	3.62	3.08	3.32	1.92

Ratio of earnings to combined fixed charges and preferred dividends, as defined	3.83	3.36	3.25	2.76	3.09	1.88

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.